Exhibit (a)(1)(E)

InvenTrust Properties Corp. C/O DST Systems, Inc. PO Box 219845 Kansas City MO 64121-9845

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Dear Stockholder,

Thank you for your interest in InvenTrust Properties Corp.’s tender offer. We received your Letter of Transmittal, but regret to inform you we are unable to accept and process the Letter of Transmittal you submitted due to the following reason(s):

☐	We were unable to locate an account with the information provided.

☐	A Medallion Signature Guarantee is required.

☐	There were multiple prices selected for the same tendered shares.

☐	The total shares requested are greater than the available balance.

☐	We are missing the investor’s signature.

☐	We are missing the custodian’s signature.

☐	A transfer of ownership is required.

☐	If the Letter of Transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, agents, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and proper evidence satisfactory to the Depositary of their authority so to act must be submitted.

Enclosed is a new Letter of Transmittal that will need to be filled out correctly and resubmitted to DST at the address above before the Offer expires. If you have any questions, please contact your financial advisor or DST Systems at 855-377-0510.

Sincerely,

INVENTRUST PROPERTIES CORP.